Exhibit 99.1

RIO ALTO ANNOUNCES NET INCOME OF $15.9 MILLION FOR Q3 2013

For Immediate Release	November 13, 2013

Rio Alto Mining Limited (“Rio Alto” or the "Company") (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) announces that its net income was $15.9 million or $0.09 per share for the quarter ended September 30, 2013. Cash provided by operations for the quarter amounted to $35.5 million. Adjusted production cost was $569 per ounce for the quarter.

Highlights for the quarter included:

  Gold produced was 59,157 ounces that were sold at an average price of $1,310 per ounce.

  Adjusted net income amounted to $17.0 million ($0.10 per share).

  Adjusted production cost per ounce was $569.

  All-in sustaining costs per ounce were $808.

  All-in costs per ounce were $961.

  Net income amounted to $15.9 million ($0.09 per share).

  Cash provided by operations was $35.5 million.

  Capital investments amounted to $19.4 million and exploration spending was $2.0 million.

Management is reducing La Arena’s 2013 adjusted production cost guidance to approximately $650 per ounce from the previous range estimate of $675 to $725 per ounce. Management is maintaining its gold production guidance of 190,000 to 210,000 ounces for the year.

The review and optimization of mining operations at La Arena continues with the objective of reducing the all-in sustaining cost for the remainder of the oxide mine life. An updated resource and reserve statement for the gold oxide deposit is being worked on and is scheduled for public release in Q1, 2014. Good progress is also being made in respect to the completion of a definitive feasibility study for the Company’s Phase II project which is currently scheduled for completion in Q2, 2014.

“The management team at La Arena continues to deliver excellent results in respect to gold production and the lowering of operating costs. We are looking forward to an even stronger operating performance and financial result in Q4”, commented Alex Black, President & CEO.

This release should be read in conjunction with Rio Alto’s Q3 2013 financial statements and related Management’s Discussion and Analysis which may be found at the Company’s website, on the SEDAR website and on the EDGAR website.

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning expected gold production and costs of production. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information may be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & CEO		Alejandra Gomez, Investor Relations
Phone:	+511 625 9900	Phone:	604.628.1401
		Fax:	866.393.4493
Email:	alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web: www.rioaltomining.com